SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is not being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Appendix 4D

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

February 24, 2017

Prana Biotechnology Limited

Appendix 4D

31 December 2016

Prana Biotechnology Limited

Appendix 4D

Half-year Report

31 December 2016

1. Company Information

Name of entity: Prana Biotechnology Limited

ABN: 37 080 699 065

Current Reporting Period: Half year ended 31 December 2016

Previous Corresponding Period: Half year ended 31 December 2015

This report is to be read in conjunction with the 30 June 2016 Annual Report and is given in compliance with Listing Rule 4.2A.

2. Results for announcement to the market

				A$

Revenue from continuing operations	Down	5.7%	to	72,883
Loss after tax attributable to members	Up	27.9%	to	3,651,845
Net loss for the period attributable to members	Up	27.9%	to	3,651,845

Comments

Prana Biotechnology Limited recorded revenue of $72,883 for the period ended 31 December 2016 (2015: $77,328), which is interest received on company bank accounts. The increase in interest received is due to increased amounts of cash being carried in interest bearing accounts.

Prana Biotechnology Limited has incurred a loss for the half year of $3,651,845 (2015: $2,854,825). This loss has increased compare due to a decrease in other income related to the R&D Tax Incentive, and a reduction in foreign exchange gain as a result of less fluctuation between U.S dollars and Australian dollars during the period.

Refer to the Directors’ report - Review of Operations for further information.

3. Net tangible asset per security

	31 December	30 June
	2016	2016
	A$	A$

Net tangible assets	27,561,006	31,367,213

Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	533,891,470	533,891,470

Net tangible assets per shares (cents)	5.16	5.88

Prana Biotechnology Limited

Appendix 4D

31 December 2016

(continued)

4. Changes in controlled entities

Not applicable

5. Distributions

Franked
	Amount per	amount per
	security	security

Interim dividend (per share)	-	-
Final dividend (per share)	-	-
Previous corresponding period	-	-

6. Dividend reinvestment plan

Not applicable

7. Details of associates and joint venture entities

Not applicable

8. Foreign entities

Not applicable

9. Audit

These accounts were subject to a review by the auditors and the review report is attached as part of the Interim Financial Report.

10. Attachments

Interim Financial Report for the half year ended 31 December 2016 for Prana Biotechnology Limited.

/s/ Geoffrey Kempler

Mr. Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Prana Biotechnology Limited

Melbourne

24 February 2017

Prana Biotechnology Limited

ABN 37 080 699 065

Interim report

for the half-year 31 December 2016

Prana Biotechnology Limited ABN 37 080 699 065

Interim report - 31 December 2016

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2016 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

2

Directors	Mr. Geoffrey Kempler
Executive Chairman

Mr. Brian Meltzer
Non-Executive Independent Director

Dr. George Mihaly
Non-Executive Independent Director

Mr. Peter Marks
Non-Executive Independent Director

Mr. Lawrence Gozlan
Non-Executive Independent Director

Prof. Ira Shoulson
Non-Executive Director

Secretary	Mr. Phillip Hains

Principal registered office in Australia	Suite 1, 1233 High Street
Armadale Victoria 3143
Australia
+61 3 9824 5254

Share and debenture register	Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria 3067
1300 85 05 05 (within Australia) & +61 3 9415 4000
(overseas)

Auditor	PricewaterhouseCoopers
2 Riverside Quay
Southbank Victoria 3006

Solicitors	Quinert Rodda & Associates
Suite 1, Level 6, 50 Queen Street
Melbourne Victoria 3000

Website	www.pranabio.com

3

Prana Biotechnology Limited

Directors’ report

31 December 2016

Directors’ report

Your directors present their report on the consolidated entity (referred to hereafter as the group) consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the half-year 31 December 2016.

Directors

The following persons held office as directors of Prana Biotechnology Limited during the financial period:

Mr. Geoffrey Kempler, Executive Chairman

Mr. Brian Meltzer, Non-Executive Independent Director

Dr. George Mihaly, Non-Executive Independent Director

Mr. Peter Marks, Non-Executive Independent Director

Mr. Lawrence Gozlan, Non-Executive Independent Director

Prof. Ira Shoulson, Non-Executive Director

Review of operations

Results

The Group reported a loss for the half-year of $3,651,845 (2015: $2,854,825). The loss is after fully expensing all research and development costs.

Cash

The Group’s cash on hand as at 31 December 2016 totalled $28,341,761 (30 June 2016: $28,593,538). In addition, the Group has recorded at 31 December 2016 a total of of $1,846,562 in receivables, including $1,830,734 from the Australian Tax Office, in respect of its 2017 R&D tax incentive claim up to 31 December 2016. The Group expects to receive these amounts during the 12 months ended 30 June 2018.

Operations

Detailed below is an update on the status of the Group’s research and development projects and overall operations for the half-year ended 31 December 2016.

The Group’s 30 June 2016 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

PBT2 Huntington disease clinical development update

In February 2015 we reported that the U.S. Food and Drug Administration (FDA) had placed PBT2 on Partial Clinical Hold (PCH) based on particular non-clinical neurotoxicology findings in a dog study which limit the dose of PBT2 that we can use in future trials. A Complete Response was filed presenting strong clinical safety information and rationale to continue development into Phase 3. The FDA has maintained its partial clinical hold with the FDA seeking information and data from additional prospective non-clinical investigations in dogs to further characterize the neurotoxicity findings in the dog study. In November 2016 we met with two regulatory authorities in Europe, the Medical and Healthcare Regulatory Agency in London and the Medicinal Products Agency in Stockholm to discuss the steps required to initiate a Phase 3 program. As previously reported, both agencies encouraged Prana to continue with its development program in Huntington disease in view of the very large unmet need in this debilitating disease. Similar to the FDA, both agencies recommended further non-clinical investigations to further characterize the neurotoxicity and reversibility of the neurotoxic findings in the dog study.

Further analysis on the nature of the cognitive improvement observed in the Phase 2 ‘Reach2HD’ study was presented in July 2016 at the International Movement Disorders Conference in Berlin, Germany and at the American Neurological Association Annual meeting in Baltimore, Maryland in the United States. This analysis reviewed the Patient Reported Outcomes from the Phase 2 Huntington disease trial ‘HD-PROP’ and showed that self-reported improvement was strongly associated with PBT2 administration.

4

Prana Biotechnology Limited

Directors’ report

31 December 2016

(continued)

Review of operations (continued)

PBT434 Movement Disorder clinical candidate update

It has been previously reported that PBT434 is neuroprotective having demonstrated significant preservation of the substantia nigra, a brain region containing dopaminergic neurons responsible for motor coordination. This has translated into improved motor function, coordination and cognition in multiple mouse models of Parkinson’s disease. In addition to exploring Parkinsonian Movement Disorders, Prana has advanced this program with ‘proof of concept’ mouse models of atypical Parkinsonian conditions. Specifically, in synucleinopathies or tauopathies including conditions such as Multiple System Atrophy, Dementia with Lewy Bodies, Corticobasal Degeneration and Progressive Supranuclear Palsy. PBT434 has been shown to decrease insoluble forms of α-synuclein, prevent the phosphorylation of tau protein and promote neuronal preservation with consequent improvement in motor and cognitive function.

A comprehensive International Council for Harmonisation of Technical Requirements for Human Use (ICH) compliant IND-enabling non-clinical program has been conducted to evaluate PBT434’s pharmacologic, pharmacokinetic and toxicological profile. PBT434 has been shown to be well tolerated with limited toxicity. A pre-IND dossier was submitted to the FDA to obtain preliminary advice from the Agency on the suitability of the non-clinical package and manufacturing of PBT434 to support Phase I studies. The written response from FDA did not identify any substantive issues ahead of us submitting our full non-clinical and manufacturing package for approval to enable Phase 1 studies.

Pipeline development from Translational Biology Program

New development candidates from Prana’s Metal-Protein Attenuating Compounds (MPACs) have emerged over the reporting period. These MPACs have demonstrated a number of key attributes required to tackle neurodegenerative processes including: the ability to reduce metal mediated oxidative and nitrosative stress, inhibit target protein oligomer aggregation and restore neuronal interconnections. The new candidates arose from novel discovery chemistry to create new chemical entities within new generation MPAC chemical scaffolds that are orally bioavailable and brain penetrable.

Prana actively continues to review other potentially suitable opportunities that may be highly attractive and can add significant shareholder value in the medium to longer term.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6.

This report is made in accordance with a resolution of the Board of Directors.

/s/ Geoffrey Kempler

Mr. Geoffrey Kempler

Director

Melbourne

24 February 2017

5

Auditor's Independence Declaration

As lead auditor for the review of Prana Biotechnology Limited for the half-year ended 31 December 2016, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Sam Lobley
Partner
PricewaterhouseCoopers

Melbourne
24 February 2017

PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

6

Prana Biotechnology Limited

Consolidated statement of profit or loss and other comprehensive income

For the half-year 31 December 2016

		31 December	31 December
		2016	2015
	Notes	A$	A$

Revenue from ordinary activities	5	72,883	77,328
Other income	5	1,830,734	2,779,394

Intellectual property expenses		(108,402)	(120,170)
General and administration expenses	6	(2,029,682)	(1,959,153)
Research and development expenses	6	(3,832,414)	(4,918,889)
Other operating expenses		(80,983)	(32,334)
Other gains and losses	6	496,019	1,318,999
Loss before income tax		(3,651,845)	(2,854,825)

Income tax expense		-	-
Loss for the period		(3,651,845)	(2,854,825)

Other comprehensive loss for the period, net of tax		-	-

Total comprehensive loss for the period		(3,651,845)	(2,854,825)

		Cents	Cents

Loss per share for profit attributable to the ordinary equity holders of the company:
Basic loss per share	4	0.68	0.53
Diluted loss per share	4	0.68	0.53

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

7

Prana Biotechnology Limited

Consolidated statement of financial position

As at 31 December 2016

		31 December	30 June
		2016	2016
	Notes	A$	A$

ASSETS
Current assets
Cash and cash equivalents		28,341,761	28,593,538
Trade and other receivables		1,846,562	4,786,765
Other current assets		142,808	276,504
Total current assets		30,331,131	33,656,807

Non-current assets
Property, plant and equipment		35,867	24,224
Other non-current assets		43,988	43,988
Total non-current assets		79,855	68,212

Total assets		30,410,986	33,725,019

LIABILITIES
Current liabilities
Trade and other payables		2,119,795	1,748,566
Provisions		729,722	608,771
Total current liabilities		2,849,517	2,357,337

Non-current liabilities
Provisions		463	469
Total non-current liabilities		463	469

Total liabilities		2,849,980	2,357,806

Net assets		27,561,006	31,367,213

EQUITY
Contributed equity	8	146,724,852	146,879,214
Reserves	9	9,363,181	9,363,181
Retained earnings		(128,527,027)	(124,875,182)

Total equity		27,561,006	31,367,213

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

8

Prana Biotechnology Limited

Consolidated statement of changes in equity

For the half-year 31 December 2016

		Attributable to owners of
		Prana Biotechnology Limited
				Accumulated
		Share capital	Other reserves	losses	Total
	Notes	A$	A$	A$	A$

Balance at 1 July 2015		146,895,714	9,363,181	(117,145,631)	39,113,264

Loss for the period		-	-	(2,854,825)	(2,854,825)
Total comprehensive income for the period		146,895,714	9,363,181	(120,000,456)	36,258,439

Transactions with owners in their
capacity as owners:
Reversal of equity to be issued	8	(16,500)	-	-	(16,500)
Balance at 31 December 2015		146,879,214	9,363,181	(120,000,456)	36,241,939

Balance at 1 July 2016		146,879,214	9,363,181	(124,875,182)	31,367,213

Loss for the period		-	-	(3,651,845)	(3,651,845)
Total comprehensive income for the period		146,879,214	9,363,181	(128,527,027)	27,715,368

Transactions with owners in their
capacity as owners:
Transactions costs	8	(154,362)	-	-	(154,362)
Balance at 31 December 2016		146,724,852	9,363,181	(128,527,027)	27,561,006

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

9

Prana Biotechnology Limited

Consolidated statement of cash flows

For the half-year 31 December 2016

		31 December	31 December
		2016	2015
	Notes	A$	A$

Cash flows from operating activities
Payments to suppliers and employees		(5,456,038)	(7,507,761)
Interest received		81,439	73,221
R&D tax refund		4,753,646	-
Grants		-	56,000
Net cash (outflow) from operating activities	11	(620,953)	(7,378,540)

Cash flows from investing activities
Payments for property, plant and equipment		(22,159)	(1,736)
Net cash (outflow) from investing activities		(22,159)	(1,736)

Cash flows from financing activities
Transaction costs relating to issue of equity		(154,362)	-
Net cash (outflow) from financing activities		(154,362)	-

Net (decrease) in cash and cash equivalents		(797,474)	(7,380,276)
Cash and cash equivalents at the beginning of the financial year		28,593,538	34,909,574
Effects of exchange rate changes on cash and cash equivalents		545,697	1,377,245
Redemption of security deposit		-	152,603
Cash and cash equivalents at end of period		28,341,761	29,059,146

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

10

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2016

1  Basis of preparation of half-year report

This condensed consolidated interim report for the half-year reporting period ended 31 December 2016 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This interim financial report also complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This condensed consolidated interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2016 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. There were no new accounting standards or interpretations adopted by the Group during this reporting period.

2  Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

(a)  Going concern

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until the results of its research activities have become marketable. For the six months ended 31 December 2016, the Group incurred an operating loss of $3,651,845 (2015: $2,854,825) and an operating cash outflow of $620,953 (2015: $7,378,540). As at 31 December 2016 the net assets of the Group stood at $27,561,006 (30 June 2016: $31,367,213) and the cash position has decreased to $28,341,761 from $28,593,538 at 30 June 2016.

Cash on hand at 31 December 2016 plus projected operating inflows are considered sufficient to meet the Group’s forecast cash outflows for at least 12 months from the date of this report. While there is an inherent uncertainty in the Group’s cash flow forecast in relation to the proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•  The Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital. The Group had an existing “at the market” (ATM) facility through which it could raise additional funds of up to US$44.5 million by the sale of American Depositary Receipts (“ADRs”). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in November, 2014 has been a successful source of raising funds. In prior reporting periods, the Group has raised A$46.5 million (US$42.5 million) under this and a previous ATM facility.

•  The Group has on issue a total of 19.4 million unlisted, unexercised options. The options have exercise prices ranging from A$0.25 to A$1.12. If all unlisted options were exercised, the Group would receive consideration of A$7.5 million in total. Although the exercise of options may be available, it is not in the Group’s control to receive this consideration.

•  Notwithstanding, in the event that the Group will not have sufficient funds to effect its current plans through the above mentioned methods, the Group has the ability to scale down its operations and prioritise its research and development programs.

11

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2016

(continued)

2  Significant estimates and assumptions (continued)

(a)  Going concern (continued)

Additionally, the Group has recorded a 2017 receivable at 31 December 2016 in the amount of $1,830,734 from the Australian Tax Office in respect of its 2016 research and development tax incentive claim. The Group expects to receive this amount during the next 12 months.

On this basis, the Directors are satisfied that the Group is a going concern and at this time and are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as at 31 December 2016.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

(b)  R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable research and development tax incentive offset of 43.5%, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable research and development tax incentive offset of 43.5% of their research and development spending.

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 31 December 2016 the Group has recorded an item in other income of $1,830,734 (2015: $2,779,343) to recognise this amount which relates to this period.

(c)  Share-based payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option-pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

3  Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited. For the current and previous reporting periods, the Group operated in one segment, being research into Alzheimer’s disease, Huntington disease and other neurodegenerative disorders.

4  Loss per share

(a)  Basic loss per share

	31 December	31 December
	2016	2015
	Cents	Cents

From continuing operations attributable to the ordinary equity holders of the Group	0.68	0.53

12

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2016

(continued)

4   Loss per share (continued)

(b)  Diluted loss per share

	31 December	31 December
	2016	2015
	Cents	Cents

From continuing operations attributable to the ordinary equity holders of the Group	0.68	0.53

(c)  Reconciliation of earnings used in calculating loss per share

	31 December	31 December
	2016	2015
	A$	A$

Basic earnings per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share:	3,651,845	2,854,825
Diluted earnings per share
Loss attributable to the ordinary equity holders of the Group used in calculating diluted loss per share	3,651,845	2,854,825
Adjustments	-	-
Loss attributable to the ordinary equity holders of the Group used in calculating diluted loss per share	3,651,845	2,854,825

(d)  Weighted average number of shares used as denominator

	2016	2015
	Number	Number

Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	533,891,470	533,891,470

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

13

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2016

(continued)

5   Revenue and other income

	31 December	31 December
	2016	2015
	A$	A$

Revenue from ordinary activities
Interest income	72,883	77,328
	72,883	77,328
Other income
R&D Tax Incentive	1,830,734	2,779,343
Other grants	-	51
	1,830,734	2,779,394

6   Loss for the period

	31 December	31 December
	2016	2015
	A$	A$

Profit before income tax includes the following specific expenses:

General and administration expenses
Depreciation on fixed assets	10,516	12,764
Employee expenses (non R&D related)	578,134	490,946
Consultant and director expenses	383,963	361,170
Audit, internal control and other assurance expenses	107,240	108,226
Corporate compliance expenses	212,316	209,267
Office rental	99,150	98,227
Other administrative and office expenses	638,363	678,553
	2,029,682	1,959,153
Research and development expenses
Employee expenses	849,366	867,033
Other research and development expenses	2,983,048	4,051,856
	3,832,414	4,918,889
Other gains and losses
Foreign exchange gain	(496,019)	(1,318,999)

14

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2016

(continued)

7   Net tangible assets

	31 December	30 June
	2016	2016
	A$	A$

Net tangible assets	27,561,006	31,367,213

Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	533,891,470	533,891,470

Net tangible assets per shares (cents)	5.16	5.88

8   Contributed equity

	31 December	30 June	31 December	30 June
	2016	2016	2016	2016
	Shares	Shares	A$	A$

533,891,470 (30 June 2016: 533,891,470) fully paid ordinary shares	533,891,470	533,891,470	144,023,208	144,177,570

Nil (30 June 2016 : Nil) options over fully paid ordinary shares	-	-	2,701,644	2,701,644
	533,891,470	533,891,470	146,724,852	146,879,214

(a)   Fully paid ordinary shares

	31 December	30 June	31 December	30 June
	2016	2016	2016	2016
	Shares	Shares	A$	A$

Opening balance	533,891,470	533,891,470	144,177,570	144,177,570
Capital raising costs	-	-	(154,362)	-
	533,891,470	533,891,470	144,023,208	144,177,570

(b)   Options over fully paid ordinary shares

	31 December	30 June	31 December	30 June
	2016	2016	2016	2016
	Options	Options	A$	A$

Opening balance	-	-	2,701,644	2,701,644
Movement during the period	-	-	-	-
	-	-	2,701,644	2,701,644

15

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2016

(continued)

9   Reserves

	31 December	30 June
	2016	2016
	A$	A$

19,395,582 (30 June 2016: 19,395,582) options over fully paid ordinary shares	7,394,184	7,394,184
Nil (30 June 2016: nil) options over ADRs	1,515,434	1,515,434
Nil (30 June 2016: nil) warrants over ADRs	453,563	453,563
	9,363,181	9,363,181

(a)  Options over fully paid ordinary shares

	31 December	30 June
	2016	2016
	A$	A$

Movements:
Opening balance	7,394,184	7,394,184
Movement during the period	-	-
	7,394,184	7,394,184

(b)  Options over ADRs

	31 December	30 June
	2016	2016
	A$	A$

Movements:
Opening balance	1,515,434	1,515,434
Movement during the period	-	-
	1,515,434	1,515,434

(c)  Warrants over ADRs

	31 December	30 June
	2016	2016
	A$	A$

Movements:
Opening balance	453,563	453,563
Movement during the period	-	-
	453,563	453,563

16

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2016

(continued)

10   Financial instruments measured at fair value

The financial instruments recognised at fair value in the Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

•	quoted prices in active markets for identical assets or liabilities (Level 1);
•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and
•	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

During the period, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous periods.

11   Reconciliation of profit after income tax to net cash flow from operating activities

	31 December	31 December
	2016	2015
	A$	A$

Profit for the period	(3,651,845)	(2,854,825)
Depreciation and amortisation	10,516	13,186
Gain on fair value of financial liabilities	-	(11,487)
Non-cash employee benefits expense - share-based payments	-	(16,500)
Net loss on sale of plant & equipment	-	71
Net gain loss from foreign exchange differences	(545,697)	(1,377,245)
Change in operating assets and liabilities:
Increase in other provisions	120,945	23,035
Decrease/(increase) in trade debtors	2,940,203	(2,727,764)
Decrease/(increase) in other current assets	133,696	(46,202)
Increase/(decrease) in trade creditors	371,229	(380,809)
Net cash inflow (outflow) from operating activities	(620,953)	(7,378,540)

12   Related party transactions

Prof. Ira Shoulson provides consulting services to Prana Biotechnology Limited in a separate capacity to his position as Non-Executive Director. Prof. Ira Shoulson was appointed as Non-Executive Director on 13 May, 2014. Total cash compensation of $146,755 was paid to Prof. Ira Shoulson for the period 1 July 2016 to 31 December 2016 (2015: $133,082) in his capacity as a consultant to the Group.

There were no other related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

13   Events occurring after the reporting period

No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial periods.

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Prana Biotechnology Limited

Directors’ declaration

31 December 2016

In the directors’ opinion:

(a)	the interim financial statements and notes set out on pages 7 to 17 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2016 and of its performance for the half-year on that date, and

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and

(c)	at the date of this declaration, there are reasonable grounds to believe that the members of the extended closed group identified in note 7 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 7.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of directors.

/s/ Geoffrey Kempler

Mr. Geoffrey Kempler

Director

Melbourne

24 February 2017

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Independent auditor's review report to the members of Prana Biotechnology Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prana Biotechnology Limited (the company), which comprises the consolidated statement of financial position as at 31 December 2016, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors' declaration for Prana Biotechnology Limited (the Group). The Group comprises the company and the entities it controlled during the half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including giving a true and fair view of the consolidated entity's financial position as at 31 December 2016 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Prana Biotechnology Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

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pwc

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with the *Corporations Act 2001* including:

PricewaterhouseCoopers

Sam Lobley
Partner

Melbourne
24 February 2017

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